December 28, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549
Attn: Inessa Berenbaum, Staff Accountant

Re:                               Traffic.com, Inc.
Registration Statement on Form S-1
File No. 333-127973

Dear Ladies and Gentlemen:

                On behalf of Traffic.com, Inc. (the “Company”), we are responding to an oral comment received from the Staff on December 1, 2005, relating to the Company’s Registration Statement on Form S-1.  For the Staff’s convenience we have repeated the Staff’s comment below before our response.

Oral comment received from the Staff on December 1, 2005

1.                                       We note your response to Comment 3 of the Staff’s November 16, 2005 letter. In particular, we note that in establishing its asset retirement obligation for its sensor network, the Company used a 60% probability that it will never be required to remove the sensor network. Please further explain this accounting treatment to us taking into consideration SFAS 143. 1.

The Company has considered the guidance of Paragraph A17 of SFAS 143 and concluded that its obligation for removal of its sensor networks is a conditional obligation.  Under the Company’s contracts with the federal and local governments, upon expiration or an earlier termination of the contracts, the governments have the right to elect to take one of two options:  to require the Company to remove the sensors or to allow the Company to leave them in their current locations.  There are several scenarios that could result from the government agencies allowing the Company’s sensors to remain in their current locations:  (i) the Company can continue to use the equipment and provide traffic data to the government, (ii) for equipment purchased with public funds, the government can exercise its right to obtain the equipment at no cost, (iii) for other equipment, the government can exercise its right of first refusal to purchase the equipment at fair value, (iv) the government may permit the Company to leave the equipment in place but elect not to receive any data from the Company, or (v) the Company can remove the equipment and either dispose of it or use it for other purposes.  Given these uncertainties, the Company believes this is a type of conditional obligation referred to in Paragraph A17 of SFAS 143.  This paragraph notes that the uncertainty relating to whether the company will be compelled to perform the asset retirement activities does not defer the recognition of the retirement obligation but does allow that uncertainty to be factored into the measurement of the fair value.

The Company has also considered Paragraph A23 of SFAS 143 which states that “in situations where the conditional aspect has only 2 outcomes and there is no information about which outcome is more probable, a 50% likelihood for each outcome shall be used until additional information is available.”  The Company believes that there are only two outcomes whereby they are either required to remove the sensor network equipment or not.  The Company does not have information to support which outcome it may believe is more probable and therefore concludes that the guidance in this paragraph is applicable.

The Company also believes this conclusion is consistent with the conclusions reached by the FASB in FIN 47, Accounting for Conditional Asset Retirement Obligations, which is effective for the Company for its fiscal year ended December 31, 2005.

The Company notes that paragraph 3 of FIN 47 defines a conditional asset retirement obligation, as that term is used in paragraph A23 of SFAS 143, as referring to “a legal obligation in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.”  It further notes that such an obligation to perform the asset retirement activity is unconditional and shall be recognized in accordance with the provisions of SFAS 143.

Measurement of such an obligation is addressed by paragraph 5.a. of FIN 47.  Footnote 5 to this paragraph states that when a legal obligation specifying a settlement date and method of settlement exists, but it is uncertain that the obligation will be enforced, there are only two possible outcomes — either performance will be required or it will not.  In the absence of better information, the footnote states that a 50% probability should be assigned to each possible outcome in accordance with paragraph A23 of SFAS 143.

During the quarter ended September 30, 2005, the Company recorded a $0.3 million liability and related asset for its asset retirement obligation for its sensor networks.  The Company has re-determined its calculation of the asset retirement obligation using a 50% probability of asset removal and using an effective date of January 1, 2012, the date on which the U.S. DOT subcontract expires.  In accordance with paragraph 13 of SFAS 143, the Company will adjust this probability, and the related recorded asset retirement obligation and liability, in the future as additional information becomes available.

Based on this methodology, the Company has determined that its asset retirement obligation liability should have been increased by $0.2 million as of September 30, 2005, $0.4 million as of December 31, 2004, and $0.2 million as of December 31, 2003.

In order to evaluate the impact of the correction, the Company followed the authoritative guidance provided by Accounting Principles Board Opinion No. 20 “Accounting Changes” (APB No. 20) as it relates to the quantitative evaluation of the impact of the adjustment and also the considerations of Staff Accounting Bulletin No. 99 “Materiality” (SAB 99).  The Company also further considered FSAS No. 154, Accounting Changes and Error Corrections, which is effective in 2006 for the Company.

In accordance with paragraph 13 of APB No. 20, the Company has concluded that its modification of the asset retirement obligation policy is deemed to be the correction of an error.  Generally, the correction of an error in financial statements is reported as a prior period adjustment unless its impact is not material to the financial statements.  Because, as set forth below, the Company has determined that the impact of this correction on prior periods is immaterial, no prior period adjustment or restatement is necessary in connection with the Company’s change in its asset retirement obligation policy.  Instead, the Company will record this adjustment to reflect its asset retirement obligation consistent with the above methodology in the fourth quarter of 2005.

•                  The impact on the Company’s statement of operations would have increased the Company’s net loss attributable to common stockholders by approximately $20,000 for the nine months ended September 30, 2005, increased the Company’s net loss attributable to common stockholders by approximately $35,000 for the year ended December 31, 2004, and decreased the net income attributable to common stockholders by $13,000 for the year ended December 31, 2003, which represented 0.1%, 0.2%, and 0.1% of net income (loss) attributable to common stockholders, for each respective period.  The result of these errors would have increased the net loss attributable to common stockholders by $0.01 for basic and diluted earnings per share and $0.01 for pro forma earnings per share for the nine months ended September 30, 2005; increased the net loss attributable to common stockholders by $0.01 for basic and diluted earnings per share and $0.01 for pro forma earnings per share for the year ended December 31, 2004; and would have decreased the net income attributable to common stockholders by $0.01 for basic earnings per share for the year ended December 31, 2003 with no impact on diluted earnings per share.

•                  The Company’s asset retirement obligation liability should have been increased by $0.2 million as of September 30, 2005, $0.4 million as of December 31, 2004, and $0.2 million as of December 31, 2003, which represented 0.3%, 0.6% and 0.4% of total liabilities, respectively.

•                  The estimated understatement of fixed assets, net, would have been $0.2 million as of September 30, 2005, $0.3 million as of December 31, 2004, and $0.2 million as of December 31, 2003, which represents 0.8%, 2.1%, and 1.7% of fixed assets, net, respectively.

•                  The impact of the errors would not have exceeded 0.3% of net income (loss) attributable to common stockholders in any given quarter or impact basic net income (loss) attributable to common stockholders more than $0.01 per share.  Diluted net income (loss) attributable to common stockholders per share would not have been impacted in any quarter.

•                  The Company has concluded that the impact of recording this adjustment in the fourth quarter of 2005 will be less than 2.0% of its expected fourth quarter net loss.

•                  The impact of this adjustment in 2005 would not have impacted the Company’s compliance with its debt covenants and will not impact compliance in the fourth quarter.

                Accordingly, the Company believes the impact of the correction to be immaterial to all prior periods and to the 4th quarter of 2005.  If prior years were adjusted for the change, key operating amounts, specifically, revenues, operating expenses, net income, assets, liabilities or stockholders’ equity would not be significantly affected.

                The Company also considered whether any qualitative factors affect the Company’s assessment of materiality and did not note any factors that would have changed the Company’s determination.  Given the results of its materiality analysis, the Company has determined that it is acceptable to reflect the cumulative impact of the correction of the Company’s asset retirement obligation calculation in the financial statements for the three and twelve month periods ended December 31, 2005 with appropriate disclosure of the nature and extent of such correction.

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The Company would very much appreciate the Staff’s prompt review of this response.  Should you have any follow-up questions, please call me at (212) 841-1256.

Sincerely,

/s/ Ellen B. Corenswet
Ellen B. Corenswet, Esq.